SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SPOTLIGHT INNOVATION, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

849207105

(CUSIP Number)

John M. Krohn

11147 Aurora Ave.

Building 3

Urbandale, IA 50322

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 849207105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John M. Krohn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 968,706(1)
	8	SHARED VOTING POWER: 10,728,685(2)(3)
	9	SOLE DISPOSITIVE POWER: 968,706(1)
	10	SHARED DISPOSITIVE POWER: 10,728,685(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,697,391(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.70% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Represents 968,706 shares of common stock of which includes (i) 25,000 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 75,000 share restricted stock option granted February 24, 2016, which vests 1/3 upon issuance and the remaining 2/3 vests equally over the following 2 years on each February 24, 2017 and February 24, 2018 and (ii) 221,487 shares of common stock underlying warrants exercisable within 60 days. Excludes 50,000 shares of common stock underlying an unvested portion of a restricted stock option grant that is not exercisable within 60 days.

(2)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, and (iv) 1,360,000 shares of common stock underlying warrants exercisable within 60 days held by K4.

(3)	The Reporting Person is the Managing Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4 and thus is a beneficial owner of 50% of the securities held by K4.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Kemery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 10,728,685 (1)(2)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 10,728,685 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,728,685 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.79% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 1,360,000 shares of common stock underlying warrants exercisable within 60 days held by K4.

(2)	The Reporting Person is a Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. The Reporting Person holds 50% of the equity ownership interest in K4 and thus is a beneficial owner of 50% of the securities held by K4.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) K4 Enterprises, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,728,685 (1)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 10,728,685 (1)
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,728,685(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.79% (based on 25,285,514 shares issued and outstanding as of December 7, 2016)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 1,360,000 shares of common stock underlying warrants exercisable within 60 days held by K4.

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Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of Spotlight Innovation Inc., a Nevada corporation (the "Issuer"). The address of the principal executive office of the Issuer is 6750 Westown Parkway, Suite 200-226, West Des Moines, IA 50266.

Item 2. Identity and Background

(a) This statement is being filed by John M. Krohn, Michael Kemery, and K4 (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of December 9, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b) The Reporting Persons’ business address is 11147 Aurora Ave., Building 3, Urbandale, IA 50322.

(c) Mr. Krohn is a member of the Board of Directors of Spotlight Innovation, Inc. and the managing member of K4 Enterprises, LLC. Mr. Kemery is a member of K4 Enterprises, LLC.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Iowa.

Item 3. Source and Amount of Funds or Other Considerations

All shares were purchased with the Reporting Persons’ personal funds, bank financing, or working capital, with the exception of: (i) 75,000 shares of the Company’s Common Stock which represent a restricted stock option granted to Mr. Krohn on February 24, 2016; and (ii) 4,000,000 shares of the Company’s Common Stock issued to K4 as part of a capital restructuring. The shares held directly by K4 were acquired with investment funds held in a margin account managed by UBS in the name of Mr. Kemery and margin borrowings, whereby such positions held in the margin accounts are pledged as collateral security for the repayment of debt obtained to purchase the shares.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Persons have been acquired for investment purposes only. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but except as described herein, they have no present intention of doing so.

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Item 5. Interest in Securities of the Issuer

(a)

John M. Krohn beneficially owns, together with all affiliates (including K4 and Mr. Kemery), an aggregate of 11,697,391 shares of the Issuer’s common stock, or 38.70% of the Issuer’s issued and outstanding shares of common stock (based on 25,285,514 shares issued and outstanding as of December 7, 2016). This beneficial ownership includes:

(i)

968,706 shares held directly by John M. Krohn, of which (i) 25,000 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 75,000 share restricted stock option granted February 24, 2016, which vests 1/3 upon issuance and the remaining 2/3 vests equally over the following 2 years on each February 24, 2017 and February 24, 2018, (ii) 221,487 shares of common stock underlying warrants exercisable within 60 days, and (iii) 63,282 shares of common stock underlying warrants held jointly by John and Mary Krohn exercisable within 60 days.

This beneficial ownership excludes:

(i)	50,000 shares of common stock underlying an unvested portion of a restricted stock option grant that is not exercisable within 60 days.

(b)

John M. Krohn may be deemed to hold sole voting and dispositive power over 968,706 shares of common stock (1) and shared voting and dispositive power over 10,728,685 shares of common stock (2)(3).

Michael Kemery may be deemed to hold shared voting and dispositive power over 10,728,685 shares of common stock (2)(4).

K4 may be deemed to hold sole voting and dispositive power over 10,728,685 shares of common stock (5).

(c)	On November 16, 2016, the Issuer issued 4,000,000 shares of common stock to K4 as part of a capital restructuring.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 11,697,391 shares of common stock reported in Item 5(a).

(e)	Not applicable.

(1)	Represents 968,706 shares of common stock of which include (i) 25,000 shares of common stock represents the vested portion (including shares vesting within 60 days) of a 75,000 share restricted stock option granted February 24, 2016, which vests 1/3 upon issuance and the remaining 2/3 vests equally over the following 2 years on each February 24, 2017 and February 24, 2018, (ii) 221,487 shares of common stock underlying warrants exercisable within 60 days, and (iii) 63,282 shares of common stock underlying warrants held jointly by John and Mary Krohn exercisable within 60 days. Excludes 50,000 shares of common stock underlying an unvested portion of a restricted stock option grant.

(2)	Includes (i) 3,333,333 shares of common stock issuable upon conversion of an outstanding 8.00% convertible promissory note in the aggregate principal amount of $2,500,000 owned by K4 Enterprises, LLC (“K4”), (ii) 1,756,573 shares of common stock issued upon conversion of a convertible note in the aggregate amount of $450,000 held by K4, (iii) 4,278,779 shares of common stock held by K4, (iv) 1,360,000 shares of common stock underlying warrants exercisable within 60 days held by K4.

(3)	Mr. Krohn is the Managing Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. Mr. Krohn holds 50% of the equity ownership interest in K4 and thus is a beneficial owner of 50% of the securities held by K4.

(4)	Mr. Kemery is a Member of K4 and in such capacity holds voting and dispositive power over the securities held by such entity. Mr. Kemery holds 50% of the equity ownership interest in K4 and thus is a beneficial owner of 50% of the securities held by K4.

(5)	Mr. Krohn and Mr. Kemery are members of K4 and in such capacity are deemed to hold voting and dispositive power over the securities held by such entity.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities. John M. Krohn, a director of the Issuer, and Michael Kemery are the sole members of K4 Enterprises, LLC. As such, such persons maintain shared economic interests in the holdings reported by K4 Enterprises, LLC. John M. Krohn is the managing member of such entity of which Michael Kemery and John M. Krohn have shared interests in the securities of the Issuer held.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

99.1	Joint Filing Agreement with John M. Krohn, Michael Kemery and K4 Enterprises, LLC

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

John M. Krohn

Dated: December 9, 2016	By:	/s/ John M. Krohn
John M. Krohn

Michael Kemery

Dated: December 9, 2016	By:	/s/ Michael Kemery
Michael Kemery

K4 ENTERPRISES, LLC

Dated: December 9, 2016	By:	/s/ Michael Kemery
Michael Kemery, Manager

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